Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

June 30, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Accelerated Return Equity Securities due July 2, 2019	June 27, 2017	K832
Digital Buffered Notes due December 31, 2020	June 27, 2017	K836
Buffered Accelerated Return Equity Securities due August 1, 2018	June 27, 2017	K837
Buffered Accelerated Return Equity Securities due January 2, 2019	June 23, 2017	K838
Buffered Accelerated Return Equity Securities due July 2, 2019	June 27, 2017	K840
Autocallable Securities due June 28, 2019	June 27, 2017	T1029
Digital Plus Barrier Notes due July 1, 2021	June 27, 2017	T1031
Absolute Return Digital Barrier Securities due June 30, 2022	June 27, 2017	T1038
Accelerated Barrier Notes due June 30, 2022	June 27, 2017	T1039
Digital Barrier Notes due January 4, 2019	June 23, 2017	T1042

Digital Barrier Notes due January 4, 2019	June 23, 2017	T1043
Autocallable Securities due June 30, 2020	June 23, 2017	T1054
7.00% per annum Contingent Coupon Autocallable Yield Notes due September 28, 2018	June 27, 2017	U2098
5.50% per annum Contingent Coupon Callable Yield Notes due June 30, 2022	June 27, 2017	U2104
10.00% per annum Contingent Coupon Autocallable Yield Notes due December 30, 2019	June 27, 2017	U2105
6.50% per annum Contingent Coupon Autocallable Yield Notes due December 31, 2018	June 27, 2017	U2110
7.25% per annum Contingent Coupon Callable Yield Notes due June 30, 2027	June 27, 2017	U2111
Step-Up Contingent Coupon Callable Yield Notes due June 30, 2027	June 27, 2017	U2112
Step-Up Contingent Coupon Callable Yield Notes due June 30, 2027	June 27, 2017	U2113
7.50% per annum Contingent Coupon Callable Yield Notes due June 30, 2020	June 23, 2017	U2114

9.10% per annum Contingent Coupon Callable Yield Notes due June 30, 2020	June 23, 2017	U2115
6.00% per annum Contingent Coupon Callable Yield Notes due June 30, 2020	June 23, 2017	U2116
7.50% per annum Contingent Coupon Callable Yield Notes due June 30, 2020	June 23, 2017	U2117
10.00% per annum Contingent Coupon Autocallable Yield Notes due June 30, 2020	June 27, 2017	U2123
8.25% per annum Contingent Coupon Callable Yield Notes due December 30, 2020	June 27, 2017	U2124
6.55% Callable Daily Range Accrual Securities due December 30, 2024	June 27, 2017	U2126
5.70% per annum Contingent Coupon Callable Yield Notes due June 28, 2019	June 23, 2017	U2143
11.40% per annum Contingent Coupon Autocallable Yield Notes due June 28, 2019	June 27, 2017	U2165
11.80% per annum (5.90% for the term of the securities) Autocallable Yield Notes due December 29, 2017	June 28, 2017	F402

Contingent Coupon Callable Yield Notes due July 3, 2019	June 28, 2017	J715
Contingent Coupon Callable Yield Notes due July 3, 2019	June 28, 2017	J716